モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)



August 6, 2004

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.



Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Digest of Consolidated Results for the First Quarter of the Fiscal Year Ending March 31, 2005 (the "Digest"). The Company filed the Digest with the Tokyo Stock Exchange on July 29, 2004, pursuant to Article 2 of the Tokyo Stock Exchange Regulations on Disclosure for Companies with Listed Securities, and has made the Digest publicly available beginning on the same day on its web site. A translation of the Digest is attached hereto as Exhibit A.

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ENGLAND

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Jason Tomita

Enclosures

cc: Mr. Akatsu
D. Perkins
M. Uchida

## EXHIBIT A

See attached.

Fujitsu Support and Service Inc. ("Fsas")



Digest of Consolidated Results for the First Quarter of the Fiscal Year Ending March 31, 2005

Dated: July 29, 2004

This document contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about Fujitsu Support and Service Inc. (the "Company"), our subsidiaries, our industry, and other relevant factors. Forward-looking statements are contained in the section entitled "Business Forecast" and elsewhere in this document.

Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in this document. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

- the rate of acceptance of our products and services;
- decreases in purchases of our products by government customers;
- our ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which we conduct our business;
- changing market demands in the information technology services industry;
- our ability to successfully implement our business strategies;
- our customers' response to new services we offer; and
- continuing deferrals and suspensions of purchases by our customers due to lower levels of IT investment, poor operating results, insolvency or bankruptcy or weakness in the Japanese economy generally.

You should understand that it is not possible to predict or identify all factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in this document. Consequently, you should not consider the foregoing list to be a complete set of all such factors.

We undertake no obligation to update any forward-looking statement contained in this document whether as a result of new information, future events or otherwise.

**As used herein, (i) "Fsas Group" refers collectively to the Company and its consolidated subsidiaries, and (ii) the words "we", "our", and "us" refer to the Fsas Group.**

July 29, 2004

# Digest of Consolidated Results for the First Quarter of the Fiscal Year Ending March 31, 2005

(Unaudited)

| | |
|---|---|
| Name of Listed Company: | Fsas (Fujitsu Support and Service Inc.) (URL: http://www.fsas.fujitsu.com/) |
| Code Number: | 4706 |
| Listed Exchange (Section): | Tokyo Stock Exchange First Section |
| Representative: | Junji Maeyama, President and CEO |
| For Inquiries Please Contact: | Kazuyuki Nishikawa, Member of the Board and General Manager of Corporate Planning Office<br>Tel: (03) 5471-4700 |

## 1. Presentation Basis for Quarterly Results

1) Concise accounting method applied: none

2) Differences in accounting policies between last fiscal year basis and quarterly basis: none

3) Change in scope of consolidated subsidiaries and affiliates under the equity method: none

## 2. Results for the First Quarter of the Fiscal Year Ending March 31, 2005 (For the period from April 1, 2004 through June 30, 2004)

### *(1) Results of Operations*

| (Millions of yen and thousands of US dollars) | Three months ended June 30, 2003 | Three months ended June 30, **2004** | Change | Three months ended June 30, *2004* | Year ended March 31, 2004 |
|---|---|---|---|---|---|
| Net sales | ¥ 41,231 | ¥ **43,785** | 6.2 % | $ ***403,809*** | ¥ 240,578 |
| Operating income | (1,059) | **(1,721)** | - | ***(15,872)*** | 10,302 |
| Income before income taxes and minority interests | (1,460) | **(2,086)** | - | ***(19,238)*** | 11,947 |
| Net income | (933) | **(1,222)** | - | ***(11,270)*** | 6,761 |

### *(2) Per Share Data*

| (Yen and US dollars) | Three months ended June 30, 2003 | Three months ended June 30, **2004** | Change | Three months ended June 30, *2004* | Year ended March 31, 2004 |
|---|---|---|---|---|---|
| Earnings per share | ¥ (16.35) | ¥ **(21.42)** | 31.0 % | $ ***(0.20)*** | ¥ 117.05 |
| Shareholders' equity per share | 868.77 | **970.66** | 11.7 | ***8.95*** | 997.07 |

### *(3) Financial Position*

| (Millions of yen and thousands of US dollars) | At June 30, 2003 | At March 31, 2004 | At June 30, **2004** | At June 30, *2004* |
|---|---|---|---|---|
| Total assets | ¥ 88,087 | ¥ 128,378 | ¥ **93,963** | $ ***866,578*** |
| Total shareholders' equity | 49,537 | 56,940 | **55,347** | ***510,440*** |

| (%) | | | |
|---|---|---|---|
| Shareholders' equity ratio | 56.2 | 44.4 | **58.9** |

*(4) Results of Cash Flows*

| (Millions of yen and thousands of US dollars) | | Three months ended June 30, 2003 | | **2004** | | ***2004*** | | Year ended March 31, 2004 |
|---|---|---|---|---|---|---|---|---|
| Net cash (used in) provided by operating activities | ¥ | 77 | ¥ | **(2,624)** | *$* | ***(24,200)*** | ¥ | 9,161 |
| Net cash used in investing activities | | (333) | | **(299)** | | ***(2,757)*** | | (1,693) |
| Net cash used in financing activities | | (224) | | **(228)** | | ***(2,103)*** | | (571) |
| Cash and cash equivalents at each end | ¥ | 28,842 | ¥ | **33,068** | *$* | ***304,971*** | ¥ | 36,219 |

## 3. Management Situation (Consolidated)

During the first quarter of the fiscal year ending March 31, 2005, the Japanese economy showed steady growth due to a gradual recovery of personal consumption and corporate profits. While the information technology services industry picked up from the downturn in the first quarter of the fiscal year ended March 31, 2004, competition in the industry intensified.

In our Information Technology Services business, sales were strong for our Operations Solution, which provides customers with operations management solutions for their computer systems, and for our e-Japan-related business, which offer services to government agencies, local authorities, and hospitals. In addition, systems sales rose due to growing demand for machine systems capable of dealing with new banknotes.

In our Technical Support Services business, with the aim of increasing customer satisfaction, we continued to enhance the quality of support services. However, factors such as the trend toward open systems led to lower sales.

As a result of these developments, consolidated order volume totaled ¥57,904 million *($534,022 thousand)*, up 2.5% compared to the first quarter of the year ended March 31, 2004, and consolidated net sales came to ¥43,785 million *($403,809 thousand)*, up 6.2% compared to the first quarter of the year ended March 31, 2004. As for profit and loss, despite efforts to reduce costs, a worsening rate of prime costs, an increase in less profitable businesses due to fierce competition, and lower profits due to lower sales in our Technical Support Services business resulted in an operating loss of ¥1,721 million *($15,872 thousand)*, and a net loss of ¥1,222 million (*$11,270 thousand*) for the quarter.

## 4. Financial Position

For the three months ended June 30, 2004, cash used in operating activities was ¥2,624 million *($24,200 thousand)*. The cash outflows were due to a net loss for the first quarter of the fiscal year ending March 31, 2005 and an increase in inventories caused by increased sales orders*, even though there was progress in cash collection from accounts receivable recognized intensively at the end of the fiscal year ended March 31, 2004.

Cash used in investing activities was ¥299 million *($2,757 thousand)*. The cash outflows arose from continuous capital expenditure on information infrastructure for enhancing operational efficiency, with a view towards careful selection of more profitable projects.

Cash used in financing activities was ¥228 million *($2,103 thousand)*. This was mainly due to cash dividends paid.

*Sales Orders and Sales Orders in Hand

| For the three months ended June 30, | | (Millions of yen) 2004 | Change[1] | | | *(Thousands of US dollars) 2004* |
|---|---|---|---|---|---|---|
| Information Technology Services | ¥ | **41,298** | 3.4 | % | *$* | ***380,872*** |
| Technical Support Services | | **17,165** | 1.5 | | | ***158,305*** |
| Eliminations | | **(559)** | - | | | ***(5,155)*** |
| Total Sales Orders | ¥ | **57,904** | 2.5 | | *$* | ***534,022*** |

| At June 30, | | (Millions of yen) 2004 | Change[1] | | | *(Thousands of US dollars) 2004* |
|---|---|---|---|---|---|---|
| Sales Orders in Hand | ¥ | **65,202** | 6.7 | % | *$* | ***601,328*** |

1."Change" represents the percentage change from the same period in the fiscal year ended March 31, 2004.

## 5. Business Forecast

There is no change in our initial forecast for the Fsas Group's consolidated performance for the fiscal year ending March 31, 2005.

Characteristics of Quarterly Performance

The sales and income of the Fsas Group tends to concentrate in the second and fourth quarters. This is because the shipment or delivery of the deals we conclude with customers tends to fall in the second and fourth quarters. In addition, when compared with other quarters, sales tend to be low in the first quarter, and income tends to suffer accordingly.

Share Exchange between the Company and Fujitsu Limited

Shares will be exchanged on October 1, 2004, and the Company will become a wholly owned subsidiary of Fujitsu Limited, pursuant to a resolution adopted at the 16th Ordinary General Meeting of Shareholders of the Company convened on June 29, 2004.

Exchange Ratio: Two point seven two (2.72) common shares of Fujitsu for each common share of the Company.

**Notes:**

1. Fractions are rounded to the closest one million yen.
2. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2004 of ¥108.43 = US$1.00, solely for the readers' convenience.

## 6. Consolidated Financial Statements

### *(1) Consolidated Statement of Income*

| (Millions of yen and thousands of US dollars) | Three months ended June 30, 2003 | Three months ended June 30, 2004 | Three months ended June 30, *2004* | Year ended March 31, 2004 |
|---|---|---|---|---|
| **Net sales** | ¥ 41,231 | ¥ **43,785** | $ *403,809* | ¥ 240,578 |
| **Operating costs and expenses:** | | | | |
| Cost of sales | 33,065 | **36,041** | *332,390* | 195,411 |
| Selling, general and administrative expenses | 9,225 | **9,465** | *87,291* | 34,865 |
| | 42,290 | **45,506** | *419,681* | 230,276 |
| **Operating income** | (1,059) | **(1,721)** | *(15,872)* | 10,302 |
| **Other income (expenses):** | | | | |
| Other income | 75 | **96** | *886* | 8,326 |
| Other expenses | 476 | **461** | *4,252* | 6,681 |
| | (401) | **(365)** | *(3,366)* | 1,645 |
| **Income before income taxes and minority interests** | (1,460) | **(2,086)** | *(19,238)* | 11,947 |
| Income taxes | (528) | **(862)** | *(7,950)* | 5,184 |
| **Minority interests** | 1 | **(2)** | *(18)* | 2 |
| **Net income** | ¥ (933) | ¥ **(1,222)** | $ *(11,270)* | ¥ 6,761 |

### *(2) Consolidated Balance Sheets*

| (Millions of yen and thousands of US dollars) | At June 30, 2003 | At March 31, 2004 | At June 30, **2004** | At June 30, *2004* |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current assets:** | | | | |
| Cash and cash equivalents | ¥ 28,842 | ¥ 36,219 | ¥ **33,068** | $ *304,971* |
| Time deposits | 6 | 248 | **248** | *2,287* |
| Notes and accounts receivable | 31,802 | 66,039 | **31,171** | *287,476* |
| Inventories | 10,796 | 10,329 | **12,418** | *114,526* |
| Other current assets | 3,053 | 3,055 | **4,429** | *40,847* |
| Total current assets | 74,499 | 115,890 | **81,334** | *750,107* |
| **Noncurrent assets:** | | | | |
| Property, plant and equipment, net | 3,352 | 3,171 | **3,314** | *30,563* |
| Intangible assets | 2,947 | 2,735 | **2,638** | *24,329* |
| Investment and other assets | 7,289 | 6,582 | **6,677** | *61,579* |
| Total noncurrent assets | 13,588 | 12,488 | **12,629** | *116,471* |
| **Total assets** | ¥ 88,087 | ¥ 128,378 | ¥ **93,963** | $ *866,578* |
| **Liabilities, minority interests and shareholders' equity** | | | | |
| **Current liabilities:** | | | | |
| Notes and accounts payable | ¥ 25,322 | ¥ 59,637 | ¥ **30,185** | $ *278,383* |
| Accrued expenses | 3,806 | 5,782 | **3,971** | *36,623* |
| Other current liabilities | 2,781 | 4,514 | **2,949** | *27,197* |
| Total current liabilities | 31,909 | 69,933 | **37,105** | *342,203* |
| **Noncurrent liabilities:** | | | | |
| Accrued pension and severance costs | 6,377 | 611 | **584** | *5,386* |
| Other noncurrent liabilities | 245 | 874 | **909** | *8,383* |
| Total noncurrent liabilities | 6,622 | 1,485 | **1,493** | *13,769* |
| **Minority interests** | 19 | 20 | **18** | *166* |
| **Shareholders' equity:** | | | | |
| Common stock | 9,402 | 9,402 | **9,402** | *86,710* |
| Capital surplus | 11,345 | 11,345 | **11,345** | *104,630* |
| Retained earnings | 28,784 | 36,193 | **34,599** | *319,091* |
| Unrealized gain on investment securities, net of tax | 7 | 1 | **2** | *18* |
| Less: treasury stock | (1) | (1) | **(1)** | *(9)* |
| Total shareholders' equity | 49,537 | 56,940 | **55,347** | *510,440* |
| **Total liabilities, minority interests and shareholders' equity** | ¥ 88,087 | ¥ 128,378 | ¥ **93,963** | $ *866,578* |

## *(3) Consolidated Statement of Cash Flows*

| (Millions of yen and thousands of US dollars) | Three months ended June 30, 2003 | Three months ended June 30, 2004 | Three months ended June 30, *2004* | Year ended March 31, 2004 |
|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | |
| Income before income taxes and minority interests | ¥ (1,460) | ¥ **(2,086)** | $ *(19,238)* | ¥ 11,947 |
| Adjustments to reconcile income before income taxes and minority interests to net cash (used in) provided by operating activities: | | | | |
| Depreciation and amortization | 371 | **325** | *2,997* | 1,535 |
| Accrued pension and severance costs | 258 | **(152)** | *(1,402)* | (7,515) |
| Changes in operating assets and liabilities: | | | | |
| Notes and accounts receivable, net of allowance | 31,380 | **34,815** | *321,083* | (2,686) |
| Inventories | (1,749) | **(2,088)** | *(19,257)* | (1,314) |
| Notes and Accounts payable | (24,032) | **(29,557)** | *(272,590)* | 10,289 |
| Other operating assets and liabilities, net | (2,281) | **(2,174)** | *(20,050)* | 106 |
| Other adjustments, net | (2,410) | **(1,707)** | *(15,743)* | (3,201) |
| Net cash (used in) provided by operating activities | 77 | **(2,624)** | *(24,200)* | 9,161 |
| **Cash flows from investing activities:** | | | | |
| Payments for investment securities | - | **-** | *-* | (344) |
| Acquisition of property, plant and equipment | (115) | **(147)** | *(1,356)* | (565) |
| Increase in intangible assets | (394) | **(150)** | *(1,383)* | (1,181) |
| Payments for lease deposits | (27) | **(68)** | *(627)* | (148) |
| Refunds of lease deposits | 199 | **67** | *618* | 683 |
| Other | 4 | **(1)** | *(9)* | (138) |
| Net cash used in investing activities | (333) | **(299)** | *(2,757)* | (1,693) |
| **Cash flows from financing activities:** | | | | |
| Cash dividends paid | (224) | **(228)** | *(2,103)* | (571) |
| Other | - | **0** | *0* | 0 |
| Net cash used in financing activities | (224) | **(228)** | *(2,103)* | (571) |
| **Net (decrease) increase in cash and cash equivalents** | (480) | **(3,151)** | *(29,060)* | 6,897 |
| **Cash and cash equivalents at beginning** | 29,322 | **36,219** | *334,031* | 29,322 |
| **Cash and cash equivalents at end** | ¥ 28,842 | ¥ **33,068** | $ *304,971* | ¥ 36,219 |

## *(4) Segment Information*

Millions of yen

| Three months ended June 30, 2004 | *Information* Technology Services | Technical Support Services | Total | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Sales to external customers | ¥ **32,209** | ¥ **11,576** | ¥ **43,785** | ¥ **-** | ¥ **43,785** |
| Intersegment sales | **128** | **249** | **377** | **(377)** | **-** |
| Total sales | **32,337** | **11,825** | **44,162** | **(377)** | **43,785** |

Millions of yen

| Three months ended June 30, 2003 | Information Technology Services | Technical Support Services | Total | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Sales to external customers | ¥ 29,020 | ¥ 12,211 | ¥ 41,231 | ¥ - | ¥ 41,231 |
| Intersegment sales | 163 | 193 | 356 | (356) | - |
| Total sales | 29,183 | 12,404 | 41,587 | (356) | 41,231 |

| *Three months ended June 30, 2004* | *Information Technology Services* | *Technical Support Services* | *Total* | *Eliminations* | *Consolidated* |
|---|---|---|---|---|---|
| | | | | | *Thousands of US dollars* |
| *Sales to external customers* | *$ 297,049* | *$ 106,760* | *$ 403,809* | *$ -* | *$ 403,809* |
| *Intersegment sales* | *1,180* | *2,297* | *3,477* | *(3,477)* | *-* |
| *Total sales* | *298,229* | *109,057* | *407,286* | *(3,477)* | *403,809* |

| Year ended March 31, 2004 | Information Technology Services | Technical Support Services | Total | Eliminations | Consolidated |
|---|---|---|---|---|---|
| | | | | | Millions of yen |
| Sales to external customers | ¥ 189,252 | ¥ 51,326 | ¥ 240,578 | ¥ - | ¥ 240,578 |
| Intersegment sales | 695 | 1,343 | 2,038 | (2,038) | - |
| Total sales | 189,947 | 52,669 | 242,616 | (2,038) | 240,578 |

Basis of Segmentation

1) Business segments are divided into categories based on the structure adopted for internal management purposes.

2) Major services in each business segment:

Information Technology Services:

Systems planning, systems implementation, systems operation, sales of systems equipment and related goods, sales of in-house developed products, provision of human resources including temporary workers and software development.

Technical Support Services:

Installation and maintenance of hardware, maintenance of software equipment, etc. and maintenance services for related software.